Exhibit 99.1
Alithya reports second quarter revenue
growth and stronger Canadian gross margins

Q2-2021 Highlights
•Revenues increased 1.5% to $68.4 million, compared to $67.4 million for the same quarter last year
•New bookings(1) totaled $62.3 million, which translated into a book-to-bill ratio(1) of 0.91 for the quarter, and 1.03 year-to-date
•Adjusted EBITDA(1) reached $0.8 million, a decrease from $3.2 million in the same quarter last year
•Net loss of $5.5 million, or $0.09 per share, compared to a loss of $2.3 million, or $0.04 per share, for the same quarter last year
•Solid financial position with net bank borrowing(1) of $15.6 million at the end of the quarter, compared to $26.9 million as at March 31, 2020
•Renewal of the framework agreement with Desjardins Group for the provision of services and the delivery of technology projects from October 1, 2020 until 2022
•Added twelve new clients in Q2, signed and implemented several other major Enterprise Cloud Solutions agreements, including a substantial one for the Florida Municipal Power Agency
MONTREAL, QUEBEC (November 12, 2020) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with more than 2,200 professionals and offering digital business solutions across Canada, the U.S. and Europe, reported today its results for the second quarter of fiscal 2021 ended September 30, 2020. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the second quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2021-Q2	F2020-Q2
Revenues	68,355	67,363
Gross Margin	18,732	20,683
Gross Margin (%)	27.4%	30.7%
Adjusted EBITDA(1)	824	3,231
Adjusted EBITDA Margin(1) (%)	1.2%	4.8%
Net loss	(5,491)	(2,330)
(1)These are non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.

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“We are very pleased with our results and our overall growth despite the impacts of the pandemic in certain geographies. Our revenues increased compared to the same period last year, driven by our Canadian operations and acquisitions completed last year, and partially offset by our U.S. and European operations which are still impacted by the pandemic. Compared to the first quarter, our revenues decreased as they always do in our summer quarter, but they did so to a much lesser extent than usual, which is encouraging. In addition, on a combined basis, we are pleased to report that the three acquisitions completed last year continue to generate organic growth, both year-over-year and sequentially, as well as continued superior margins,” stated Paul Raymond, President and CEO of Alithya.

“Our adjusted EBITDA and net income decreased year over year as a result of a lower utilization rate in the U.S. due to the pandemic and our strategic decision to support our employees and protect our expertise during this temporary downturn. We believe this is in the company’s best long-term interests. Conversely, our Canadian operation reported its best gross margin on record as some large clients started to ramp up and cross-selling opportunities from recent acquisitions materialize. Despite the daily challenges faced by employees in the wake of this pandemic, they continue to show passion and dedication for Alithya and its clients. I sincerely want to thank every single one of our 2,200 professionals,” continued Mr. Raymond.

“Looking forward, despite the continued uncertainty surrounding the pandemic, we are very optimistic about the second half of the year. In the third quarter, we should expect to benefit from new contracts we signed in the first half of the year and the improvement we see in the U.S. market. Furthermore, we are currently engaged in a comprehensive hiring campaign to pursue our shift to a more permanent employee base and to support our growth. Leveraging our solid financial position, which would further improve following the possible confirmation of the Paycheck Protection Program (“PPP”) loans forgiveness, in part or in full, we will continue to focus on the execution of our strategic plan which is to increase our scale through organic growth and acquisitions,” concluded Mr. Raymond.
Second Quarter Results
Revenues
Revenues amounted to $68.4 million, up 1.5%, compared to $67.4 million for the same period last year, driven by the Canadian operations. On a geographical basis, revenues in Canada increased 13.4% to $38.9 million due to the contribution from acquisitions completed last year and growth at certain key clients, partially offset by the negative impact of COVID-19. U.S. revenues decreased 9.5% to $27.1 million due primarily to the negative impact of COVID-19, partially offset by the contribution from an acquisition. Europe revenues decreased 24.3%, to $2.4 million, mainly due to the impact of COVID-19, impacting mostly one important client. On a sequential basis, our consolidated revenues decreased only 3.3%, a lesser extent than usual, for our seasonally softest quarter of the year. Assuming a constant US$ exchange rate from Q1 to Q2, the consolidated decrease would have been 1.8%. As such, by geography, revenues in Canada and Europe increased while revenues decreased in the U.S.
Gross margin
Gross margin amounted to $18.7 million, or 27.4%, a decrease compared to $20.7 million, or 30.7%, for the same quarter last year. This variation was driven primarily by reduced gross margin from Europe and the U.S. due to the negative impacts of COVID-19 on utilization rates, partially offset by increased gross margin in Canada, due to the changing mix of revenues and governmental wage subsidies. The Canadian operations, however, reported their best gross margin on record.

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Adjusted EBITDA
Adjusted EBITDA amounted to $0.8 million, or an adjusted EBITDA margin of 1.2%, a decrease from $3.2 million, or an adjusted EBITDA margin of 4.8%, for the same quarter last year. The contribution from acquisitions, increased margins from higher value-added business and reduced pre-acquisition selling, general and administrative expenses, were offset by the decline in gross margin in our U.S. operations.

Net loss
Net loss amounted to $5.5 million, or $0.09 per share, compared to $2.3 million, or $0.04 per share, for the same period last year. This variation was largely due to decreased adjusted EBITDA, increased SG&A expenses, increased amortization of intangibles and depreciation, and decreased income tax recovery.

Liquidity and Capital Resources
Net cash used in operating activities amounted to $6.1 million, compared to $0.6 million for the same period last year. This variation was mainly attributable to unfavorable changes in working capital and decreased net income.

Net bank borrowing reached $15.6 million, an improvement from $26.9 million as at March 31, 2020.

Six-Month Results

Revenues were stable at $139.1 million, compared to $139.6 million last year; gross margin was $39.1 million, or 28.1%, versus $41.9 million, or 30.0% last year; adjusted EBITDA was $4.1 million, or 2.9%, compared to $6.3 million, or 4.5% last year; operating loss was $10.2 million, compared to $4.4 million last year and; net loss was $10.0 million, or $0.17 per share, compared to $3.9 million, or $0.07 per share last year, essentially for the same reasons mentioned for the second quarter.

Strategic plan

Alithya remains prudent with its outlook in the context of COVID-19 and continues to monitor the situation closely. Alithya's priorities for the coming quarters will remain the protection of its people, its clients and the Company. Alithya is fortunate to operate as an essential services provider in a growing industry. However, the unprecedented nature of the COVID-19 crisis leads it to be very cautious and disciplined in the ongoing management of its business continuity plan.
Alithya is still focused on its 3-5-year strategic plan which sets as a goal to become a North-American digital transformation leader, with the ambition of doubling the Company's size during this period. According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya's specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, the company has established a three-fold plan focusing on:
•Increasing scale through organic growth and complementary acquisitions
•Achieving best-in-class employee engagement
•Providing our investors, partners and stakeholders with long-term growing return on investment

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Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled "Risks and Uncertainties" of Alithya’s Management’s Discussion and Analysis for the quarter ended September 30, 2020 and Management's Discussion and Analysis for the year ended March 31, 2020, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

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Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin, net bank borrowing, bookings and book-to-bill ratio are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended September 30, 2020 and the Management's Discussion and Analysis for the year ended March 31, 2020 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on November 12, 2020, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Persons unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 9994375. This recording will be available starting November 12, 2020 as of 12:00 PM Eastern Time until 11:59 PM Eastern Time November 19, 2020.
About Alithya
Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on more than 2,200 professionals in Canada, the U.S. and Europe. Alithya's integrated offering is based on four pillars of expertise: strategy services, application services, enterprise cloud solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the financial services, manufacturing, energy, telecommunications, transportation and logistics, professional services, healthcare, and government sectors. To learn more, go to alithya.com.
Source:
Benjamin Cerantola
Senior Advisor, Corporate Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim condensed consolidated financial statements and notes thereto for the three months ended September 30, 2020 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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